

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Jacob Frydman
Chief Executive Officer
United Realty Trust Incorporated
44 Wall Street, Second Floor
New York, NY 10005

Re: **United Realty Trust Incorporated**
        Amendment No. 3 to Form S-11
        Filed April 5, 2012
        File No. 333-178651

Dear Mr. Frydman:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page of the Prospectus

1.   We note your response to comment 3 of our letter dated March 2, 2012 and reissue our prior comment. Please revise the third bullet point to clarify that your sponsor has no experience operating a public REIT.

What are your investment objectives, page 4

2.   We note your response to comment 7 that your belief of possible "mini-tender offers" is based on recent experience of other non-traded REITs. Please revise to clarify that any limited secondary market would likely price the shares at a significant discount to the IPO price.

Compensation Table, page 98

3.	We note your response to comment 12 that the supplemental fees are separate from and in addition to the other fees disclosed in this table. Please clarify why your advisor is not able to provide the services covered by this fee. Also, please revise to clarify that in a single acquisition transaction that you may end up paying an acquisition fee, a finance coordination fee, a supplemental brokerage fee, a supplemental financing fee, and a supplemental joint venture advisory fee.

Conflicts of Interest, page 114

4.	You disclose that you "will not purchase or sell" properties to or from any affiliates. Please reconcile this with the revised disclosure that affiliates would receive fees "on the same basis" in related party transactions.

Liquidity and Capital Resources, page 145

5.	We note the disclosure that the company's total assets consist, as of November 25, 2011, of $250,000 cash and cash equivalents. Please revise to update your disclosure as of December 31, 2011.

Notes to Consolidated Balance Sheet, page F-4

Note 3 – Capitalization, page F-6

6.	Please reconcile the disclosure that the company intends to exchange the shares of preferred stock for 50,000 Sponsor Preferred Shares with disclosures elsewhere that the preferred stock has been exchanged for 500,000 Sponsor Preferred Shares.

Table III, page A-1-5

7.	Consistent with your response to comments 20 and 21, the introduction to the various Table IIIs state that the operating results are presented on a GAAP basis. This appears inconsistent with your disclosure on page A-1-1 that such information is presented on an "income tax basis (and specifically a cash basis)." Please reconcile.

8.	We note you present "Cash Distributions to Investors Source" on a cash basis on pages A-1-5 to A-1-6 and on a GAAP basis on pages A-1-11 to A-1-13. Please tell us why the former tables are on a cash basis.

Appendix A-2 – Supplemental Prior Performance Tables

Operating Results, page A-2-1

9.   We note your response to comment 22. Please revise to clarify if the operating results disclosed here are sourced from tax basis or GAAP basis accounting and remove line items 14, 15, and 16 from the table, so that it is somewhat consistent with Table III of Industry Guide 5's presentation. Please provide balance by disclosing the current mortgages outstanding on these properties.

Sales or Disposals, page A-2-4

10.   We note your response to comment 22 and the inclusion of sales that took place beyond the last three years, which is inconsistent with Table V of Guide 5. Please revise to limit the disclosure here to properties that were sold within a more recent timeframe than 1996 and discuss the basis for such timeframe.

11.   Please tell us why you have provided excess (deficiency) of total "cumulative cash distributions" instead of operating cash. Also, explain why you are providing such figure as a percentage. Please note that this column is intended to illustrate the positive or negative cash flow from operations and that the cash expenditure component should encompass all cash expenditures not reflected in any of the other columns.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jacob Frydman
United Realty Trust Incorporated
April 25, 2012
Page 4

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Senior Counsel

cc: Peter M. Fass, Esq.
        Via E-mail